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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
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1.   Name and Address of Reporting Person*

Riverside Group, Inc.
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   (Last)                           (First)             (Middle)

7800 Belfort Parkway, Suite  100

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                                    (Street)
Jacksonville, FL  32256

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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Wickes, Inc. (NASDAQ; WIKS)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

     04/04/03
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5.   If Amendment, Date of Original (Month/Day/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           | |  Other (specify below)

      34% Ownership
      -------------
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7.   Individual or Joint/Group Filing (Check Applicable line)

     | |  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of     2. Trans-     2A. Deemed    3.Trans-    4. Securities Acquired      5. Amount of      6. Ownership     7. Nature of
Security        action        Execution     action      (A) or Disposed of (D)      Securities        Form: Direct      Indirect
(Instr. 3)      Date          Date, if      code        (Instr. 3, 4, 5)            Owned Follow-     (D) or Indirect   Beneficial
                (mm/dd/yy)    any           (Instr.                                 ing Reported      (I) (Instr. 4)    Ownership
                              (mm/dd/yy)    8)                     (A)              Transaction(s)                      (Instr. 4)
                                                                   or               (Instr. 3 &
                                            Code  V      Amount    (D)   Price      Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock   04/04/03                     S    V     2,797,743    D    $5.00          53,700                 D             (1)
-----------------------------------------------------------------------------------------------------------------------------------


     (1) J. Steven Wilson controls Wilson Financial Corp. ("WFC") and WFC may be deemed to control Riverside Group, Inc. ("Riverside"). Mr. Wilson and WFC disclaim beneficial ownership of shares owned by Riverside and its subsidiaries in excess of its respective pecuniary interest therein.

     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     If the form is filed by more than one reporting person, see Instruction 4(b)(v).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)


-----------------------------------------------------------------------------------------------------------------------------------
1. Title of        2. Conversion   3. Transaction   3.A             4. Transaction       5. Number of         6. Date Exercisable
Derivative         or Exercise     Date (mm/dd/yy)  Deemed          Code (Instr. 8)      Derivative           and Expiration Date
Security           Price of                         Execution                            Securities           (Month/Day/Year)
(Instr.3)          Derivative                       Date                                 Acquired (A)
                   Security                         if any                               or Disposed of (D)   Date Exer-  Expira-
                                                    (mm/dd/yy)       Code      V         (Instr. 3, 4 and 5)  cisable     tion Date
-----------------------------------------------------------------------------------------------------------------------------------
N/A

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7. Title and Amount of             8. Price of          9. Number of             10. Ownership Form of          11. Nature of
Underlying Securities(Instr.       Derivative           Derivative               Derivative active Security:    Indirect Beneficial
3 and 4)                           Active               Securities               Direct (D) or Indirect (I)     Ownership
                                   Securities           Beneficially Owned       (Instr. 4)                     (Instr. 4)
                                   (Instr. 5)           Following Reported
            Amount or Number                            Transaction(s)
Title       of Shares                                   (Inst. 4)
-----------------------------------------------------------------------------------------------------------------------------------
N/A
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


Explanation of Responses:

The reporting persons consist of Riverside Group, Inc. ("Riverside"), J. Steven Wilson, 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256, and Wilson Financial Corporation ("WFC"), IRS Identification Number 59-1144172, 7800
Belfort Parkway, Suite 100, Jacksonville, Florida 32256. J. Steven Wilson controls WFC and WFC may be deemed to control Riverside and thereby exercise indirect beneficial ownership of shares owned by Riverside and its subsidiaries in excess of its respective pecuniary interest therein.

On April 4, 2003, Riverside entered into an Agreement for Conveyance of Shares of Wickes Inc. in Lieu of Foreclosure and Bill of Sale (the "Agreement") with J. Steven Wilson, Wilson Financial Corporation and Imagine Investments, Inc. ("Imagine"). Pursuant to the Agreement, Riverside has transferred to Imagine 2,797,743 shares of the common stock of Wickes in settlement of approximately $13.9 million of debt owed by Riverside to Imagine. The exchange ratio was calculated as $5.00 of Riverside debt per Wickes share.

Riverside Group, Inc.


/s/Catherine J. Gray                                          April 4, 2003
-------------------------------------------------          --------------------
      **Signature of Reporting Person                             Date
Title:  Chief  Financial  Officer, Sr. Vice Pres.,
        Secretary  and  Treasurer, on
        behalf of Riverside Group, Inc.


J. Steven Wilson

/s/ J. Steven Wilson                                          April 4, 2003
-------------------------------------------------          --------------------
    J. Steven Wilson                                               Date


Wilson Financial Corporation

/s/  J. Steven Wilson                                         April 4, 2003
-------------------------------------------------          --------------------
Title:  President                                                  Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is  filed  by more  than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.